April 20, 2016

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Ms. Hayes:

In reply to your letter of April 12, 2016, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Hubert Allen
Hubert L. Allen
Executive Vice President, General Counsel and Secretary

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2015

Risk Factors

“Fluctuations in foreign currency exchange rates may adversely affect our financial statements…” page 13

1.              We note that sales in international markets comprised 70% of your consolidated net sales in 2015.  Additionally, we note that in Mr. White’s March 2, 2016 letter to shareholders he noted that the strong U.S. dollar was the primary factor in your business environment and accounted for an 8.3% reduction of your top line.  Give the significant impact of foreign exchange rates, please consider expanding this risk factor to include more information about the impact of foreign exchange rates and how these rates have impacted your financial results.

Response:

In the risk factor on page 14 regarding the international nature of its business as well as in the 1st paragraph of its Management’s Discussion and Analysis (MD&A) section of its 2015 Form 10-K, Abbott highlights that sales in international markets comprised approximately 70% of total sales.  In the MD&A, Abbott provides information on the impact of foreign exchange rates by reportable segment and how foreign exchange impacts the results of each reportable segment.  See pages 30 – 31 in the 2015 Form 10-K.  In Item 7A. Quantitative and Qualitative Disclosures about Market Risk, Abbott discusses the steps taken to mitigate its exposure to the impact of foreign exchange.  Note 11 to the Consolidated Financial Statements includes information on Abbott’s hedging arrangements related to its foreign exchange exposure.

Abbott believes that its discussion of the impact of foreign exchange meets the requirements of Regulation S-K.  To further facilitate the reader’s understanding, prospectively, Abbott will add the percentage of international sales (70% in 2015) to the risk factor on the fluctuations in exchange rates (page 13 in the 2015 10-K).  In the description of this risk factor, Abbott will also add prospectively the following discussion pointing the reader to the information in the other sections of the Form 10-K:

Information on the impact of foreign exchange rates on Abbott’s financial results is contained in the “Results of Operations” section in Item 7. Management’s Discussion and Analysis of this Form 10-K.  A discussion of the steps taken to mitigate the impact of foreign exchange is contained in Item 7A. Quantitative and Qualitative Disclosures about Market Risk of this Form 10-K.  Information on Abbott’s hedging arrangements is contained in Note 11 to the Consolidated Financial Statements in this Form 10-K.